VIA EDGAR

December 13, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lauren Hamill and Ms. Celeste Murphy

Re:	Blue Water Vaccines Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 29, 2021

File No. 333-260137

Dear Ms. Hamill and Ms. Murphy:

Blue Water Vaccines Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 9, 2021, regarding Registration Statement on Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Form S-1

Our Vaccine Program, page 82

1. We note your responses to both prior comment 3 and to the first bullet in comment 6 issued in the staff’s letter dated November 4, 2021. We reissue such comments and reiterate that there are still numerous instances throughout the prospectus, specifically from pages 86-101, where information presented in your tables and figures appears to be printed in much smaller type than the surrounding text. Even with enhanced pixilation, such text is not easily legible. Revise the formatting in your graphics to use font size that is clearly readable without the need for magnification.

In response to the Staff’s comment, we have revised the information presented in our tables and figures from pages 86-101 of the S-1 to revise the formatting in our graphics to use font size that is clearly readable without the need for magnification

Participation in this Offering, page 146

2. We note your disclosure on the cover page and here that certain existing stockholders and their affiliates have indicated an interest to purchase up to a specific amount of common stock in the offering at the initial public offering price. We also note your disclosure that such stockholders may decide to purchase more than the amount for which they indicated an interest in buying. We have the following comments:

● With reference to Item 501 of Regulation S-K, please tell us how you determined that such potential purchase information is so significant to an investment decision that it should be referenced on the prospectus cover page.

In response to the Staff’s comment, we have clarified the disclosure to indicate that Great American Insurance Company and its affiliates may purchase up to $1.5 million in the offering. Because such amount could result in Great American Insurance Company and its affiliates owning over 5% of the post-closing company, we believe such information is material to a potential investor’s investment decision with respect to the offering and should be referenced on the prospectus cover page. Pursuant to Item 501 of Regulation S-K, we have also revised the disclosure on the prospectus cover page to indicate that the underwriters will receive a reduced fee on any sales of common stock to Great American Insurance Company and its affiliates in this offering.

● In the new section on page 146, please identify the existing stockholders and their affiliated entities, other than Great American Insurance Company, that have indicated an interest in purchasing securities in this offering. Also tell us the aggregate dollar amount or the number of offered securities that each stockholder or affiliated entity has indicated an interest in purchasing.

In response to the Staff’s comment, we have revised the disclosure on page 146 to clarify that only one existing stockholders and its affiliated entities, Great American Insurance Company, has indicated an interest in purchasing securities in this offering. We have also indicated the aggregate dollar amount or the number of offered securities that such stockholder or affiliated entity has indicated an interest in purchasing.

● So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose in the new section on page 146 whether there is a ceiling on the amount that may be purchased by existing stockholders and quantify any ceiling. If not, please disclose the potential material impact on public investors.

In response to the Staff’s comment, we have revised the disclosed on page 146 to include the ceiling on the amount that may be purchased by existing stockholders and quantify any ceiling.

● If the existing stockholders and/or their affiliated entities are reflected in the beneficial ownership table on page 145, please disclose under the Principal Stockholders section the expected percentage ownership if the stockholder does purchase common stock in this offering as their indication of interest reflects. Additionally, please tell us whether these indications of interest could result in a stockholder that is not currently included in the table on page 145 beneficially owning more than 5% of your outstanding shares following the offering.

In response to the Staff’s comment, we have revised the disclosure in the S-1 to include the expected percentage ownership if Great American Insurance Company and its affiliates does purchase common stock in this offering as their indication of interest reflects. We have also included these indications of interest could result in a stockholder that is not currently included in the table on page 145 beneficially owning more than 5% of your outstanding shares following the offering.

● We note your disclosure that any of the existing stockholders or their affiliates that have indicated an interest in buying shares in the offering may determine to purchase more, fewer or no shares in this offering. If material, please revise your risk factors to describe how such developments would relate to the offering. In this regard, we note the risk factor on page 53 describing the concentration of stock ownership by your principal stockholders and management of the company.

In response to the Staff’s comment, we have revised the risk factor on page 53 to describe how such developments would relate to the offering.

Item 16. Exhibits and Financial Statement Schedules, page II-3

3. We note that your exhibit index key to Amendment No. 2 has been revised to indicate that Exhibit 24.1, Power of Attorney, was “previously filed.” In this regard, it appears your POA was included on the signature page of your S-1 filed on October 8, 2021. As Applicable, in your next amendment, please revise your index key to include a reference to the part of the registration statement containing the power of attorney. Refer to Item 601(b)(24) of Regulation S-K.

In response to the Staff’s comment, we have revised the index key to include a reference to the part of the registration statement containing the power of attorney.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Joseph Hernandez
Joseph Hernandez
Chief Executive Officer

cc:	Jessica Yuan, Esq.

3